SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On June 25, 2015, Mobileye N.V. (the “Company”) held its 2015 annual general meeting of shareholders (the “Annual General Meeting”) at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 1:00 P.M., Amsterdam time. In accordance with Dutch law, only holders of record of the Company’s registered ordinary shares outstanding at the close of business in New York on May 28, 2015 were entitled to attend and vote at the Annual General Meeting. The following proposals were approved at the Annual General Meeting with the following vote tallies:

Proposal	For	Against	Abstain	Total Votes Cast

Adoption of the Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2014 (the “2014 Accounts”); and approval of the addition of the Company’s net loss for the financial year ended December 31, 2014, as set forth in the 2014 Accounts, to the Company’s retained earnings reserve.	126,588,513 (58.23% of issued share capital)	44,898 (0.02% of issued share capital)	156,466 (0.07% of issued share capital)	126,789,877

To grant to all of the present and former members of the Board of Directors of the Company (including Vivian Rinat in her capacity of sole managing director of the Company during the period beginning January 1, 2014 and ending June 18, 2014), discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) for the performance of their duties during the year ended December 31, 2014.	125,398,765 (57.68% of issued share capital)	1,203,905 (0.55% of issued share capital)	187,207 (0.08% of issued share capital)	126,789,877

To grant discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) to (i) all of the former members of the Supervisory Board of the Company for their supervision of the management of the Company during the period beginning January 1, 2014 and ending July 10, 2014 and (ii) Professor Amnon Shashua and Mr. Ziv Aviram, for their interim management of the Company during the period beginning June 20, 2014 and ending July 10, 2014 (being the period during which Professor Shashua and Mr. Aviram were entrusted with the temporary management of the Company by the Supervisory Board).	125,391,725 (57.68% of issued share capital)	1,207,647 (0.55% of issued share capital)	190,505 (0.08% of issued share capital)	126,789,877

To re-elect Professor Amnon Shashua as an executive director of the Company, having a three-year term expiring at the end of the annual general meeting of shareholders to be held in the year 2018.	124,102,447 (57.08% of issued share capital)	2,532,135 (1.16% of issued share capital)	155,295 (0.07% of issued share capital)	126,789,877

Proposal	For	Against	Abstain	Total Votes Cast

To re-elect Mr. Ziv Aviram as an executive director of the Company, having a three-year term expiring at the end of the annual general meeting of shareholders to be held in the year 2018.	126,579,074 (58.22% of issued share capital)	57,891 (0.02% of issued share capital)	152,912 (0.07% of issued share capital)	126,789,877

To grant authority to the Board of Directors to repurchase up to 10% of the Company’s issued share capital, during the 18-month period ending December 25, 2016, on the open market, through a privately negotiated transaction or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which the Company’s shares are listed or quoted.	126,296,826 (58.09% of issued share capital)	66,067 (0.03% of issued share capital)	426,984 (0.19% of issued share capital)	126,789,877

To appoint PricewaterhouseCoopers Accountants N.V. to serve as the Company’s independent public accounting firm to audit the Company’s Dutch statutory accounts for the year ending December 31, 2015.	126,626,528 (58.25% of issued share capital)	28,969 (0.01% of issued share capital)	134,380 (0.06% of issued share capital)	126,789,877

The complete Notice of and Agenda for the Annual General Meeting, including the related Shareholders Circular and the 2014 Accounts, is available on the Company’s website, www.mobileye.com, was furnished to the Securities and Exchange Commission (“SEC”) under cover of a Form 6-K on May 18, 2015, and was made available to the Company’s shareholders in accordance with applicable requirements.

The 2014 Accounts and the minutes of the Annual General Meeting will be posted on the Company’s website by no later than June 26, 2015.

Exhibit No.	Description of Exhibit
99.1	2014 Dutch statutory accounts of the Company; incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on May 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2015

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer